Exhibit 4.1

CONFIDENTIAL

TRUE00DATED 3 JULY 2019

(1) TPG LUX 2018 SC I, S.A.R.L.

(2) ABC TECHNOLOGIES B.V.

(3) ICTS INTERNATIONAL N.V.

SERIES A PREFERRED SHARES SUBSCRIPTION AGREEMENT RELATING TO ABC TECHNOLOGIES B.V.

160 Queen Victoria Street
London EC4V 4QQ, UK
Tel:  +44 (0) 20 7184 7000
Fax:  +44 (0) 20 7184 7001

ii

THIS SERIES A PREFERRED SHARES SUBSCRIPTION AGREEMENT (this “Agreement”) is made on 3 July 2019

AMONG:

(1)	TPG LUX 2018 SC I, S.A.R.L., whose registered office is 5C, rue Eugene Ruppert, L-2453 Luxembourg R.C.S., Luxembourg B222875 (the “Investor”);

(2)
ABC TECHNOLOGIES B.V. (trade register number 72273917 incorporated under the laws of the Netherlands) whose official seat (statutaire zetel) is at Amstelveen, the Netherlands and place of business is at Walaardt Sacrestraat 425-5, 1117 BM Schiphol, the Netherlands (the “Company”); and

(3)
ICTS INTERNATIONAL N.V. (trade register number 33279300 incorporated under the laws of the Netherlands) whose official seat (statutaire zetel) is at Amstelveen, the Netherlands and place of business is at Walaardt Sacrestraat 425-5, 1117 BM Schiphol, the Netherlands (the “Warrantor”).

INTRODUCTION

(A)	The Company is a private company with limited liability, brief particulars of which are set out in Schedule 2.

(B)
Details of the legal and beneficial ownership of the share capital of the Company as at the date of this Agreement and immediately following Completion (as defined below) are set out in Parts 1 and 2 of Schedule 3, respectively.

(C)	The Investor wishes to subscribe for and the Company wishes to issue to the Investor new preferred shares in the capital of the Company at Completion on and subject to the terms of this Agreement.

(D)	The Company shall amend and restate in its entirety the Company’s articles of association (the “Articles”) pursuant to the Deed of Amendment (as defined below) prior to Completion.

AGREED TERMS

1.	DEFINITIONS

In this Agreement, except where a different interpretation is necessary in the context, the words and expressions set out below shall have the following meanings:

“Accounts”
means (a) the unaudited balance sheet and profit and loss statement of the Company, AU10TIX B.V., Au10tix Limited, and Mitm-Advanced Specialized Technological Systems Ltd. as at the Accounts Date and (b) the audited balance sheet as at the Accounts Date and the audited profit and loss account and audited cash flow statements for the twelve (12)-month period ended on the Accounts Date of 10 Tix Advanced Authentication and Identification Systems Ltd., copies of which are contained in the Data Room;

“Accounts Date”	means 31 December 2018;
“Additional New Shares”	has the meaning given to it in clause 5.1;
“Affiliate”
means: (a) with respect to any person, any other person who, directly or indirectly, controls, is controlled by, or is under common control with such first person, including, without limitation, any general partner, managing member, officer or director of such person or any venture capital or other fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management or advisory company with, such person; and (b) with respect to Warrantor, each person described in clause (a) of this definition and any other person who, directly or indirectly, controls, is controlled by, or is under common control with Warrantor or any family member of the majority shareholder of Warrantor or any of its directors or officers, including, without limitation, any general partner, managing member, officer or director of such person or any venture capital or other fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management or advisory company with, such person;

“Board”	means the board of directors of the Company as constituted from time to time;
“Business Day”
means any day other than (a) a Friday, Saturday or a Sunday or (b) a public or bank holiday in Amsterdam, Tel Aviv or London; provided, however, for purposes of counting the number of Business Days elapsed, each Business Day shall be deemed to commence at 9.00 am London time and end at 5.30 pm London time on the applicable day;

“CIT Fiscal Unity”
means the fiscal unity (fiscale eenheid) for Dutch corporate income tax (vennootschapsbelasting) purposes between the CIT Fiscal Unity Parent Company and the Company in place immediately prior to Completion;

“CIT Fiscal Unit Parent Company”	means the Warrantor, in its capacity as parent company (moedermaatschappij) of the CIT Fiscal Unity;
“Claim”	means any claim(s) against the Warrantor for breach of any Warranty;
“Completion”	means completion by the parties of their respective obligations in accordance with clause 4 and Schedule 4 in respect of the Investor’s subscription for the New Preferred Shares;
“Completion Date”	means the date upon which Completion occurs;

“Confidential Information”	has the meaning giving to it in clause 10.4;
“Consideration”	has the meaning given to it in clause 3.1;
“Constitutional Documents”	has the meaning given to it in paragraph 2.3 of Schedule 5;
“Consultants”	has the meaning given to it in paragraph 15.1 of Schedule 5;
“Cut-Off Date”	means 30 June 2019;
“Data Room”
means the electronic data room continuously made available by the Company to the Investor in connection with the transactions contemplated by this Agreement from 1 June 2019 through and including the Completion Date and containing those documents, agreements and other matters listed in the Data Room Index and recorded on a DVD or USB memory stick, one copy of which the Company shall retain and another copy of which the Company shall deliver to the Investor on the Completion Date;

“Data Room Index”	means the index (in the form annexed to the Disclosure Letter) of documents, agreements and other matters contained in the Data Room;
“Deed of Amendment”
means the notarial instrument pursuant to which the Articles are amended and readopted, to be executed before the ND Notary, substantially in the form set out in Schedule 1, as amended or superseded in accordance with its terms from time to time;

“Disclosed”
means fairly disclosed in the Data Room and/or the Disclosure Letter with sufficient detail to enable a reasonable investor to identify the nature and scope of the fact, matter, event or circumstance disclosed;

“Disclosure Letter”	means the letter from the Warrantor to the Investor dated on the date of this Agreement, relating to the Warranties;
“Dutch CITA”	means the Dutch Corporate Income Tax Act (Wet op de vennootschapsbelasting 1969);
“Dutch Group Company”	means a Group Company which is resident in the Netherlands for tax purposes;
“Employee”	means any individual who is currently employed by any Group Company;
“Employment Dispute”	has the meaning given to it in paragraph 15.16.4 of Schedule 5;
“Encumbrance”
means any mortgage, charge, security interest, lien, pledge, assignment by way of security, right of pre-emption, or other form of security, encumbrance or third party right or interest or restriction over or in respect of use or transfer other than liens arising by operation of law;

“Environmental Claims”	has the meaning given to it in paragraph 11 of Schedule 5;
“Environmental Laws”
means applicable laws, regulations, codes of practice and other similar controls and advice made or issued by a national or local government or by any other regulatory body and having the force of law relating to the protection of the environment and human health and safety (other than worker health and safety, except as applicable to exposure to hazardous or toxic substances), including the prevention of pollution of any land, water or air or nuisance due to the release, escape or other emission of any substance;

“Excess New Shares”	has the meaning given to it in clause 5.4;
“Excess New Shares Letter Agreement”	has the meaning given to it in clause 5.4;
“Excess New Shares Purchaser”	has the meaning given to it in clause 5.4;
“Excess New Shares Shortfall Amount Per Share”	has the meaning given to it in clause 5.4;
“Existing Ordinary Shares”	has the meaning given to it in clause 5.1;
“Final Resolutions”
means the written resolutions of the general meeting of Company in the agreed form to resolve to approve (a) the appointment of each of Menachem Atzmon, Ron Atzmon and Arun Agarwal as a director of the Company and (b) the Share Premium Distribution to the Warrantor, all in effect as of, and subject to, Completion;

“First Deed of Issuance”	means the notarial instrument in the agreed form pursuant to which the New Ordinary Shares will be issued to the Warrantor, to be executed before the Notary in the Netherlands;
“Former Employee”	means any person who was previously an employee of any member of the Group and whose employment has terminated in the two (2)-year period ending on the Completion Date;
“Fundamental Claim”	means any claim by the Investor for breach of any of the Fundamental Warranties;
“Fundamental Warranties”	means the warranties of the Company set out in paragraph 1 of Schedule 5;

“General Warranties”	means the Warranties other than the Fundamental Warranties, the Specified Warranties and the Tax Warranties;
“General Warranties Claim”	means any claim by the Investor for breach of any of the General Warranties;
“Group”	means together the Company and the Subsidiaries and each a “Group Company”;
“Indebtedness”
with respect to a person and as of a specific date, means without duplication, the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (including breakage costs, penalties and fees), if any, unpaid fees or expenses and other monetary obligations as of such time in respect of (a) all indebtedness of such person for borrowed money, (b) any other indebtedness of such person which is evidenced by a note, bond, debenture or similar instrument or commercial paper (including a purchase money obligation), (c) all deferred obligations of such person to reimburse any bank or other person in respect of amounts paid or advanced under a letter of credit, surety bond, performance bond or other similar instrument, (d) all indebtedness of others guaranteed, directly or indirectly, by such person or as to which such person has an obligation (contingent or otherwise) that is substantially the economic equivalent of a guarantee, (e) all obligations of such person under financing or capital leases, (f) all indebtedness of others secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on any property or assets of such person (whether or not such obligation is assumed by such person), and (g) the aggregate net liability pursuant to any derivative instruments, including any interest rate or currency swaps, caps, collars, options, futures or purchase or repurchase obligations, or other similar derivative instruments;

“Initial Resolutions”	means the written resolutions of the general meeting of Company in the agreed form to resolve to amend the Articles in accordance with the Deed of Amendment;
“Intellectual Property”
means all intellectual or industrial property rights (whether statutory, common law, or otherwise), including all such rights in: (a) all patents, utility models, and patent and utility model applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, substitutions, provisionals, renewals, extensions, and re-examinations thereof; (b) all trademarks, service marks, logos, trade names, brand names, corporate names, rights in trade dress, trade styles, and other identifiers indicating the business or source of goods or services, and other indicia of commercial source or origin (whether registered, arising under common law or statutory law, or otherwise), and all registrations and applications to register, and renewals and extensions of, any of the foregoing, and all goodwill associated with any of the foregoing; (c) all trade secrets, confidential information and other non-public or proprietary information (whether or not patentable), including ideas, formulas, technology, algorithms, compositions, inventor's notes, discoveries and improvements, know-how, processes, techniques, testing information, research and development information, inventions, invention disclosures, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information (collectively, “Trade Secrets”); (d) all copyrights and copyrightable works, and all database rights, whether or not registered or published, including all data compilations, "moral" rights, and mask works, and all registrations and applications to register, and renewals, extensions and reversions of, any of the foregoing, and corresponding rights in works of authorship; (e) all design rights (including industrial designs), and all registrations and applications to register, and renewals and extensions of, any of the foregoing; (f) all Internet domain names, electronic Internet addresses, uniform resource locators and alphanumeric designations associated therewith and all registrations for any of the foregoing, and all social media accounts; (g) all other intellectual and industrial property rights arising from Software and technology; and (h) any and all similar, corresponding or equivalent intellectual, industrial or proprietary rights anywhere in the world;

“Investor Due Diligence Reports”
means, collectively, (a) the draft Legal Due Diligence Report prepared by Weil, Gotshal & Manges LLP, dated 21 June 2019, (b) the draft Project Identity Red Flag Financial Due Diligence Report prepared by Deloitte & Touche LLP, dated 25 June 2019, (c) the draft Project Affluence Due Diligence Findings prepared by Deloitte & Touche LLP, 17 June 2019, and (d) the Project Affluence Due Diligence Findings Report, prepared by Ernst & Young LLP, dated 6 June 2019;

“Investor Knowledge Parties”	has the meaning given to it in clause 7.7;
“Israeli Subsidiaries”	means, collectively, (a) Mitm-Advanced Specialized Technological Systems Ltd. and (b) 10 Tix Advanced Authentication and Identification Systems Ltd.;
“IT Systems”
means all computer systems, information technology (“IT”) networks, hardware, Software, databases, websites, and IT equipment used to process, store, maintain and operate data, information and functions used in connection with the business of each Group Company;

“Licensed-In IPR”	has the meaning given to it in paragraph 12.3 of Schedule 5;
“Licenses-In”	has the meaning given to it in paragraph 12.3 of Schedule 5;

“Licenses-Out”	has the meaning given to it in paragraph 12.11 of Schedule 5;
“Management Accounts”
means the unaudited balance sheet accounts and the unaudited profit and loss accounts of the Group (other than the Company) as of 31 March 2019 and for the period starting on 1 January 2019 and ending on 31 March 2019 contained in the Data Room;

“Material Contract”	means any agreement or arrangement to which any Group Company is party or is bound and which:
	(a)	involves or is likely to involve expenditure by any Group Company in excess of US$100,000 per annum or aggregate consideration payable by or to any Group Company in excess of US$100,000 per annum;
	(b)	cannot be performed within its terms within twelve (12) months after the date on which it is entered into or undertaken or cannot be terminated on less than twelve (12) months’ notice;
	(c)	restricts the ability of any Group Company to carry on its business in the ordinary course in any material respect;
	(d)	is with a Significant Customer or a Significant Supplier;
	(e)	relates to any Indebtedness owed by any Group Company;
	(f)	relates to any grant of equity, equity-linked or convertible securities;
	(g)	provides for any commission, profit sharing, bonus or incentive arrangements (including on a change of control), severance or redundancy terms and benefits; or
	(h)	is with any person that is an Affiliate of any Group Company;
“New Ordinary Shares”	means 9,400,000 Ordinary Shares, to be issued to the Warrantor pursuant to the First Deed of Issuance;
“New Preferred Shares”	means 3,000,000 Preferred Shares, to be subscribed for by the Investor pursuant to clause 3.1;
“Notary”	means R. van Bork, civil law notary in Amsterdam, the Netherlands, or any other civil law notary associated with Loyens & Loeff N.V., or his deputy;
“ND Notary”	means any civil law notary (notaris) of NautaDutilh N.V., or any of its deputies;
“Notice”	has the meaning given to it in clause 21.1;

“Open Source Software”
means any Software that contains, or is derived in whole or in part from, any Software that is generally available in source code form and that is distributed under a license which, by its terms, (a) does not prohibit licensees of such Software from licensing or otherwise distributing such Software in source code form, (b) does not prohibit licensees of such Software from making modifications thereof, and (c) does not require a royalty or other payment for the licensing or other distribution, or the modification, of such Software (other than a reasonable charge to compensate the provider for the cost of providing a copy thereof), including but not limited to Software distributed under such licenses as the GNU General Public License, the GNU Lesser General Public License, the BSD License, the MIT License, the Mozilla Public License, the Apache License, the Common Public License and any other licenses approved as Open Source licenses under the Open Source Definition of the Open Source Initiative (see https://opensource.org/osd and http://opensource.org/licenses/alphabetical);

“Option Plan”	means the Au10tix Limited 2015 Stock Option Plan;
“Ordinary Shares”	means ordinary shares with a nominal value of US$0.001 each in the capital of the Company having the rights set out in the Deed of Amendment;
“Owned IPR”	means all Intellectual Property owned or purported to be Owned by any Group Company;
“Payoff Amount”	has the meaning given it to in in paragraph 1.9 of part 1 of Schedule 4;
“Payoff Letter”	has the meaning given it to in in paragraph 1.9 of part 1 of Schedule 4;
“Pension Schemes”	means the pension schemes operated and/or maintained by any Group Company Disclosed in the Disclosure Letter and/or the Data Room;
“Permits”	has the meaning given to it in paragraph 2.6 of Schedule 5;
“Personal Information”
means, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable law, or by the Company in any of its privacy policies or notices, contracts or other public-facing statements, all information, in any form, regarding or capable of being associated with or identifying, directly or indirectly, an individual person, including information that identifies, could be used to identify or is otherwise identifiable with an individual. Personal Information may relate to any individual, including a current, prospective, or former customer or employee of any person, and includes information in any form or media, whether paper, electronic, or otherwise;

“Policy”	has the meaning given to it in clause 8.15;
“Privacy Laws”
means any and all applicable laws (including of any applicable foreign jurisdiction) relating to data privacy, data security and Personal Information, including with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including (to the extent applicable) the Federal Trade Commission Act, Payment Card Industry Data Security Standard (PCI-DSS), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, Telephone Consumer Protection Act (TCPA), General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR), and any and all applicable laws governing breach notification in connection with Personal Information;

“Preferred Shares”	means the Series A preferred shares with a nominal value of $0.001 each in the capital of the Company having the rights set out in the Deed of Amendment;
“Property”	has the meaning given to it in paragraph 10.1 of Schedule 5;
“Registered IPR”	has the meaning given to it in paragraph 12.2 of Schedule 5;
“Registration Rights Agreement”	means the registration rights agreement to be entered into among the Investor, the Company, the Warrantor and the other parties thereto (if any) at Completion;
“Relief”
means any loss, depreciation, allowance, amortisation, credit, relief, exemption, deduction or set-off or other relief of a similar nature granted by or available in relation to Tax, and any right to a repayment of Tax;

“Remaining Subscription Monies”	has the meaning given to it in clause 6.2.2;
“Second Deed of Issuance”	means the notarial instrument in the agreed form pursuant to which the New Preferred Shares will be issued to the Investor, to be executed before the Notary in the Netherlands;
“Securities Act”	has the meaning given to it in clause 7.8.6(b);
“Senior Employee”	means any employee of a Group Company whose total remuneration in the twelve (12)-month period ending on the Completion Date exceeded US$100,000 (or the local currency equivalent);
“Share Premium Distribution”
the distribution of share premium in the aggregate amount of US$12,289,780 to be made by the Company to the Warrantor, subject to and with effect from Completion (of which (a) an aggregate amount equal to US$5,852,774 shall be distributed in cash to the Warrantor and (b) an aggregate amount equal to US$6,437,006 shall be used for accounting purposes (and not distributed in cash) to retire an existing debt obligation owed by the Warrantor to the Company);

“Shareholders Agreement”
means the shareholders agreement, dated on or around the Completion Date, among the Warrantor, the Investor and the Company and the other parties thereto, if any, as varied or amended in accordance with its terms from time to time;

“Shares”	means the Ordinary Shares and the Preferred Shares;
“Significant Customer”	has the meaning given to it in paragraph 9.13 of Schedule 5;
“Significant Supplier”	has the meaning given to it in paragraph 9.14 of Schedule 5;
“Software”	means all computer programs, firmware, software and computer code (whether in source code, object code or any other form) and software and computer algorithms;
“Specified Warranties Claim”	means any claim by the Investor for breach of any of the Specified Warranties;
“Specified Warranties”	means the warranties of the Company set out in paragraphs 9.6 to 9.7 (inclusive) and 12 of Schedule 5;
“Starting Percentage”	has the meaning given to it in clause 3.1;
“Subsequent Resolutions”
means the written resolutions of the Board in the agreed form to resolve to approve the issue of the New Preferred Shares to the Investor pursuant to the Second Deed of Issuance and to issue the New Ordinary Shares to the Warrantor pursuant to the First Deed of Issuance, all in effect as of, and subject to, Completion;

“Subsidiaries”	means all those companies whose details are set out in Part 2 of Schedule 2;
“Tax” or “Taxation”
means: (a) all forms of taxation and statutory, governmental, state, provincial, local governmental, federal or municipal impositions, duties, withholdings, charges, contributions and levies and imposts of any country of jurisdiction, in each case imposed or assessed by and payable to or collected by any Tax Authority, whether direct or indirect and whether chargeable directly or primarily against or attributable directly or primarily to the Company or any other person; (b) any liability for repayment of unlawful state aid in relation to the liabilities of the type described under (a) above; or (c) all penalties, charges, surcharges and interest relating to any of the liabilities of the type described under (a) and (b) above;

“Tax Authority”
means the Dutch Tax office (Belastingdienst) and any other statutory, governmental, state, provincial or local governmental authority, body, court or tribunal whatsoever (whether of the Netherlands or elsewhere in the world) competent to impose, administer or collect any Taxation;

“Tax Claim”	means any claim by the Investor for breach of any of the Tax Warranties;
“Tax Warranties”	means the Warranties contained in paragraph 8 of Schedule 5;
“Transaction Documents”
means this Agreement, the Disclosure Letter, the Shareholders Agreement, the Deed of Amendment, the First Deed of Issuance, the Second Deed of Issuance, the Registration Rights Agreement and any other documents to be entered into pursuant to this Agreement;

“VAT”
(a) within the European Union, such Tax as may be levied in accordance with (but subject to derogations from) the European Council Directive 2006/112/EC and (b) outside the European Union, any Tax levied by reference to added value, sales and/or consumption;

“VAT Fiscal Unity”	means the fiscal unity (fiscale eenheid) for Dutch VAT (omzetbelasting) purposes in which Au10tix B.V. is included as at Completion; and
“Warranties”	means the warranties of the Warrantor set out in Schedule 5.

2.	INTERPRETATION

2.1
Words and expressions which are defined in the Deed of Amendment shall have the meanings attributed to them therein when used in this Agreement unless otherwise defined or the context otherwise requires.

2.2	The clause and paragraph headings and the table of contents used in this Agreement are inserted for ease of reference only and shall not affect construction.

2.3
References to “person(s)” shall include any individual, bodies corporate, unincorporated associations, partnerships, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental authority or regulatory body or other entity, in each case whether or not having a separate legal personality.

2.4	References to those of the parties that are individuals include their respective legal personal representatives.

2.5	References to documents in the “agreed form” are documents in the form agreed by the parties and initialled by or on behalf of them for identification.

2.6	References to “writing” or “written” includes any other non-transitory form of visible reproduction of words.

2.7
References to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things.

2.8
Except where the context specifically requires otherwise, words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof.

2.9
Except where a different interpretation is necessary from the context, references to clauses, sub-paragraphs, definitions, Parts and Schedules in this Agreement shall be deemed to be references to clauses, sub-paragraphs, definitions, Parts and Schedules, as applicable, of this Agreement; and references to this Agreement shall include the Schedules to this Agreement.

2.10
References to statutory provisions, enactments or EC Directives shall include references to any amendment, modification, extension, consolidation, replacement or re-enactment of any such provision, enactment or EC Directive (whether before or after the date of this Agreement), to any previous enactment which has been replaced or amended and to any regulation, instrument or order or other subordinate legislation made under such provision, enactment or EC Directive unless any such change imposes upon any party any liabilities or obligations which are more onerous than as at the date of this Agreement.

2.11	Section 10a paragraph 4 of the Dutch CITA shall apply to determine whether one person is connected with another for the purposes of this Agreement.

2.12	References to a particular time of day mean, unless otherwise expressly stated, London time.

2.13	If any action is required by this Agreement to taken on a day which is not a Business Day such action shall be deemed to be required to be taken on the next following Business Day.

3.	SUBSCRIPTION

3.1
Subject to terms and conditions of this Agreement, the Investor hereby subscribes for and agrees to accept on the Completion Date, against payment of the aggregate subscription price of US$60,000,000 (being a price of US$20.00 per New Preferred Share) (the “Consideration”), and the Company hereby agrees to issue to the Investor against payment of the Consideration, the New Preferred Shares on the Completion Date.  The Company and the Warrantor severally confirm that such subscription will result in the Investor owning (a) 24.000% of the issued share capital of the Company immediately following Completion and (b) not less than a 23.077% (rounded to nearest 1/1000th%) fully diluted interest in the Group as reflected in Part 1 of the capitalisation table appended at Schedule 6 (the “Starting Percentage”).

3.2
The Warrantor has voted or agrees it will vote in favour of the Initial Resolutions and the Subsequent Resolutions and hereby irrevocably waives or confirms that it has procured the waiver of all or any pre-emption rights it or its nominees may have pursuant to the Articles or otherwise so as to enable the issue of the New Preferred Shares contemplated by this Agreement to proceed free of any such pre-emption rights.

3.3	The parties acknowledge and agree with the calculations set out in Parts 1 to 4 of the capitalisation table appended at Schedule 6.

4.	COMPLETION

4.1
Completion shall take place remotely via the exchange of documents and signatures immediately following exchange of this Agreement, at which time the parties shall instruct the Notary and/or the ND Notary (as applicable) to execute the notarial deeds set out in Part 3 of Schedule 4 pursuant to the powers of attorney provided to the Notary and in the order as set out in in Part 3 of Schedule 4.

4.2
Notwithstanding clause 4.1, if the Investor has failed to comply with its obligations in paragraph 2 of part 2 of Schedule 4 by five (5) Business Days following the Completion Date, then the Warrantor and the Company shall be entitled (in addition and without prejudice to any other rights or remedies it may have against the Investor under this Agreement or otherwise), by notice to the Investor to terminate this Agreement (other than clauses 1, 9.1 to 9.4 (inclusive), 10 to 15 (inclusive) and 18 to 23 (inclusive)), save that such termination shall not affect the rights and liabilities of the parties which have accrued prior to termination.

4.3
The Company will procure that, within 21 days following Completion, Au10tix Limited shall issue 3,000,000 ordinary shares with a nominal value of €0.01 each to the Company to result in the Company owning 12,500,000 ordinary shares with a nominal value of €0.01 each in Au10tix Limited and that the authorised share capital of Au10tix Limited shall be increased accordingly to enable Au10tix Limited to issue such shares. The Warrantor and the Investor shall provide such co-operation as is reasonably requested by the Company to facilitate the issue of such new shares by Au10tix Limited as contemplated by this clause 4.3.

5.	ISSUE OF FURTHER PREFERRED SHARES

5.1
Following Completion and subject to the other provisions of this clause 5 (including, without limitation, clause 5.4), (a) the Company may, upon the resolution of the Board in respect thereof, issue, on substantially the same terms and conditions as those contained in this Agreement and at the same price per Preferred Share as paid by the Investor, Preferred Shares with a maximum aggregate subscription price of US$20,000,000 (the “Additional New Shares”) and/or (b) the Warrantor may transfer Ordinary Shares with a maximum aggregate sale price of the lesser of (i) US$10,000,000 and (ii) (A) US$20,000,000 minus (B) the aggregate subscription price for the Additional New Shares (“Existing Ordinary Shares”).  The Additional New Shares may be sold, and the Existing Ordinary Shares may be transferred, as applicable, to one or more additional investors as the Company (and, in the case of the Existing Ordinary Shares, the Warrantor) shall determine with the Investor’s reasonable consent; provided, however, that (i) such issuance and/or transfer shall be consummated, if at all, prior to the nine (9)-month anniversary of the Completion Date, (ii) each additional investor shall become a party to all applicable Transaction Documents by executing a counterpart signature page of each such document, and (iii) such issuance and/or transfer shall be undertaken, if at all, in accordance with applicable law, the Shareholders Agreement and the Deed of Amendment. The parties agree that such issuance and/or transfer shall be exempt from the application of clauses 8 and 15 of the Shareholders Agreement or the corresponding provisions of the Deed of Amendment. The Investor shall, promptly upon request, execute all documents which are reasonably required by the Warrantor and/or vote in favour of any resolution required by applicable law to facilitate the completion of the transactions contemplated by this clause 5.1.

5.2
The Company shall, no later than fifteen (15) days following the date of completion of the issue of the Additional New Shares contemplated by clause 5.1, without any action required on the part of the Investor, issue to the Investor that number of new Preferred Shares representing, together with the Preferred Shares issued to the Investor on the Completion Date, a fully diluted interest in the Group equal to the Starting Percentage immediately following completion of such issuance of new Preferred Shares pursuant to this clause 5.2.  The Preferred Shares to be issued to the Investor pursuant to this clause 5.2 shall be issued at a subscription price per new Preferred Share equal to the nominal value of a Preferred Share and the Investor shall pay for such additional Preferred Shares no later than fifteen (15) days following receipt of written notice from the Company of the completion of the issue of the Additional New Shares contemplated by clause 5.1. The Warrantor and the Company shall promptly execute all documents which are reasonably required by the Investor and/or vote in favour of any resolution required by applicable law to facilitate the completion of the transactions contemplated by this clause 5.2.

5.3
The parties agree that following completion of the issue of the Additional New Shares the Company shall distribute to the Warrantor an amount in cash equal to the consideration received by the Company for the Additional New Shares (whether by way of a dividend or a return of share premium or otherwise), and the Investor shall promptly execute all documents which are reasonably required by the Warrantor (including any waiver in relation to the return of share premium) and/or vote in favour of any resolution required by applicable law to facilitate the completion of the transactions contemplated by this clause 5.3.

5.4
Notwithstanding anything to the contrary herein, if the Company determines to issue Additional New Shares with an aggregate subscription price in excess of US$10,000,000 (as such, the “Excess New Shares”), then, at or prior to the completion of such issuance, the Company, the purchaser of such Excess New Shares (the “Excess New Shares Purchaser”), the Warrantor and the Investor shall enter into an agreement in a form satisfactory to each such party (acting reasonably) (the “Excess New Shares Letter Agreement”).  The Excess New Shares Letter Agreement shall provide that, if and to the extent that (a) there is a shortfall in the per Share portion of the Net Proceeds (as defined in the Shareholders Agreement) or surplus assets (as the case may be) available for distribution in respect of each New Preferred Share, each new Preferred Share issued pursuant to clause 5.2 and each Additional New Share that is not an Excess New Share, upon a Deemed Liquidation Event (as defined in the Shareholders Agreement) (such shortfall, the “Excess New Shares Shortfall Amount Per Share”) and (b) the Excess New Shares Shortfall Amount Per Share arises from the Net Proceeds or surplus assets (as the case may be) that would otherwise be required to be distributed in respect of each Excess New Share, but for the application of the Excess New Shares Letter Agreement, then: (A) first, the Company shall distribute, on a pari passu basis, in respect of each New Preferred Share, each new Preferred Share issued pursuant to clause 5.2 and each Additional New Share that is not an Excess New Share, as applicable, an amount equal to the Excess New Shares Shortfall Amount Per Share; and (B) thereafter, the Company shall distribute, in respect of each Excess New Share, a per Share amount that does not exceed the Excess New Shares Shortfall Amount Per Share.

6.	APPLICATION OF SUBSCRIPTION MONIES

6.1
The part of the Consideration exceeding the nominal value of the New Preferred Shares shall be treated as share premium (agio) in respect of the Shares (as if the Ordinary Shares and the New Preferred Shares constituted one class of Shares).

6.2	The Company hereby covenants and agrees with the Investor that the Consideration paid by the Investor to the Company pursuant to clauses 3 and 4 shall be applied by the Company as follows:

6.2.1
an aggregate amount equal to US$40,000,000 will be distributed to the Warrantor, as follows: (a) an aggregate amount equal to US$34,147,226 will be used to fund the Payoff Amount (as defined in Schedule 4, Part 1, paragraph 1.9) (constituting the pay-off of all outstanding Indebtedness of the Group), pursuant to and in accordance with the terms and conditions of the Payoff Letter (as defined in Schedule 4, Part 1, paragraph 1.9); and (b) an aggregate amount equal to US$5,852,774 will be paid in cash to the Warrantor by way of return of share premium declared or approved by the Company at or prior to Completion by means of the execution of the Subsequent Resolutions in respect of the Share Premium Distribution (and the Investor shall vote in favour of any resolution required by applicable law and waive any right to share in distribution of any premium to facilitate the above).  The Company will provide the Investor with written evidence (in a form reasonably satisfactory to the Investor) of such pay-off and return of share premium; and

6.2.2	an aggregate amount equal to US$20,000,000 (the “Remaining Subscription Monies”) will be used by the Company for general corporate and working capital purposes.

6.3
The parties agree that a portion of the Share Premium Distribution, in the amount of US$6,437,006, shall be set-off against an existing debt obligation owed by the Warrantor to the Company (such that in accordance with Section 6:127 of the Dutch Civil Code the receivable held by the Warrantor (representing a portion of the Share Premium Distribution, in the amount of US$6,437,006) and the receivable held by the Company under such existing debt obligation shall cease to exist upon completion of the Share Premium Distribution).

6.4
Notwithstanding anything to the contrary in this Agreement, the Company shall not use any portion of the Remaining Subscription Monies to pay any amounts owed to any person who advised any Group Company or the Warrantor in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, including legal counsel and accountants, financial advisors, investment bankers and brokers of the Group, and any such fees and expenses incurred or otherwise payable by the Group, the Warrantor, or any manager, director, officer, employee, agent or Affiliate of any such person shall be borne and paid by the Warrantor.

7.	WARRANTIES

7.1	The Warrantor (subject to the further provisions of this clause 7, including clause 7.2) warrants to the Investor that as at the date of this Agreement each of the Warranties is true and accurate.

7.2
The Warrantor shall have no liability in respect of a Claim (other than a Fundamental Claim or a Claim under the Warranties in paragraphs 8.1, 8.8 and/or 8.21 of Schedule 5) to the extent that the facts or circumstances giving rise thereto are Disclosed. The Warrantor shall have no liability in respect of a Fundamental Claim related to a breach of the warranties set forth in paragraphs 1.2, 1.10 or 1.13 to the extent that the facts or circumstances giving rise thereto are fairly disclosed in the Disclosure Letter (but not the Data Room) with sufficient detail to enable a reasonable investor to identify the nature and scope of the fact, matter, event or circumstance disclosed.

7.3	On the date of this Agreement:

7.3.1	the Warrantor shall deliver to the Investor the Disclosure Letter (together with a DVD or USB memory stick recording the contents of the Data Room) duly executed by the Warrantor; and

7.3.2	the Investor shall sign an acknowledgement of receipt of the Disclosure Letter and such DVD or USB memory stick.

7.4
Each Warranty is a separate and independent warranty, and, save as otherwise expressly provided, no Warranty shall be limited by reference to any other Warranty or by the other terms of this Agreement and the Disclosure Letter.

7.5	The rights and remedies of the Investor in respect of any breach of any of the Warranties shall not be affected by Completion.

7.6
Any statement in the Warranties qualified by the expression “so far as the Warrantor is aware” or words having similar effect, shall mean the actual knowledge, as at the date of this Agreement, of the following persons: Menachem Atzmon, Ron Atzmon, Sergey Markin, Ilan Meytal, and Sara Shekel, and the actual knowledge any such person would have had after having made reasonable enquiry of his or her direct reports in his or her areas of responsibility (whether or not such enquiry has actually been made).

7.7
Without limiting the provisions of this clause 7 or the further provision of clause 8, except for matters that Arun Agarwal and/or Raj Surapaneni (the “Investor Knowledge Parties”) have actual knowledge of (or would have had actual knowledge of if either had read the Investor Due Diligence Reports) at the date of this Agreement, no information relating to the Company which the Investor has knowledge of (other than by reason of such information being Disclosed) shall prejudice or prevent any Claim which the Investor shall otherwise be entitled to bring.

7.8	The Investor warrants to the Company and the Warrantor that the statements set out below are true and accurate as at the date of this Agreement:

7.8.1
it is entering into this Agreement and the other Transaction Documents on its own behalf and not on behalf of any other person(s) and it has full power and authority and has obtained all corporate authorisations and all applicable governmental, statutory, regulatory and other consents, approvals, licenses, waivers and exemptions required to enter into and perform the obligations expressed to be assumed by it under this Agreement and the other Transaction Documents;

7.8.2
the obligations expressed to be assumed by it under this Agreement and the other Transaction Documents, when executed and delivered by it, shall constitute legal, valid, binding and enforceable obligations against it in accordance with their respective terms, subject only to the effect of (a) applicable bankruptcy, insolvency, moratorium or other similar laws affecting rights of creditors generally, (b) general principles of equity, including rules of law governing specific performance, injunctive relief and other equitable remedies and (c) public policy;

7.8.3	the execution, delivery and performance by it of this Agreement and each other Transaction Document will not:

(a)
result in a breach of, or constitute a default under, (i) any material agreement or arrangement to which the Investor is a party or by which the Investor is bound and which breach or default would have a material adverse effect on the Investor or the Investor’s ability to complete the transactions contemplated by this Agreement or (ii) under its constitutional documents;

(b)	result in a breach of any law or order, judgement or decree of any court, governmental agency or regulatory body to which it is a party or by which it is bound;

(c)
require the Investor to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made at the date hereof both on an unconditional basis and on a basis which cannot be revoked; or

(d)
result in any material violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such document, law judgment, order, writ or decree or an event which results in the creation of any Encumbrance upon any assets material to the Investor;

7.8.4	no order has been made, or, to the Investor’s actual knowledge, petition presented or resolution passed, for its winding up or for the appointment of a provisional liquidator of it;

7.8.5
no insolvency proceedings (faillissement or surséance van betaling) or similar proceedings under applicable laws have been opened over the assets of it, and so far as the Investor Knowledge Parties are aware, there are no circumstances that would reasonably require or justify the opening of or application for such proceedings;

7.8.6	the Investor:

(a)	is subscribing for the New Preferred Shares for its own account for investment;

(b)	is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”);

(c)
has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company as contemplated by this Agreement, and is able to bear the economic risk of such investment for an indefinite period of time, subject in each case to the terms and conditions of this Agreement and the Transaction Documents; and

(d)
understands that the offering and sale of the New Preferred Shares pursuant hereto have not been, and will not be, registered under the Securities Act (or any other securities law), and is intended to be exempt from registration under the Securities Act pursuant to Section 4 thereof.

8.	LIMITATIONS ON CLAIMS

8.1
Notwithstanding anything to the contrary in this Agreement, nothing in this clause 8 or elsewhere in this Agreement or any other Transaction Document shall limit the liability of Warrantor for any Claim arising out of the fraud or fraudulent misrepresentation of the Company, the Warrantor or any of their respective officers, directors or Affiliates.

8.2	The maximum aggregate liability of the Warrantor in respect of all General Warranties Claims shall not in any circumstance exceed an amount equal to US$9,000,000.

8.3
The maximum aggregate liability of the Warrantor in respect of all General Warranties Claims, Specified Warranties Claims and Tax Claims shall not in any circumstance exceed an amount equal to US$20,000,000.

8.4
Subject to clauses 8.2 and 8.3, and except as provided in clause 8.1, the maximum aggregate liability of the Warrantor and the Company under this Agreement for any reason shall not in any circumstance exceed US$60,000,000.

8.5	The Warrantor shall have no liability in respect of a Claim, other than a Fundamental Claim or a Tax Claim, unless and until:

8.5.1
the losses arising in respect of such Claim or a series of related Claims arising from substantially similar facts, matters or circumstances exceeds US$90,000, in which case the Investor shall be entitled to claim the whole of such sum and not merely the excess; and

8.5.2
the losses arising in respect of all Claims (excluding any Claim for which liability is excluded by clause 8.5.1) exceeds US$900,000, in which case the Investor shall be entitled to claim the whole amount of all such Claims and not merely the excess.

8.6	Subject to clauses 8.7 and 8.8:

8.6.1
the Warrantor shall cease to have any liability for any General Warranties Claim, unless notice is given in accordance with clause 8.8 no later than the first Business Day following the one (1)-year anniversary of the Completion Date;

8.6.2
the Warrantor shall cease to have any liability for any Specified Warranties Claim unless notice is given in accordance with clause 8.8 no later than the first Business Day following the date falling thirty (30) months following the Completion Date; and

8.6.3
the Warrantor shall cease to have any liability for any Fundamental Claim or Tax Claim unless notice is given in accordance with clause 8.9 no later than the first Business Day following the five (5)-year anniversary of the Completion Date.

The liability of the Warrantor in respect of any Claim shall terminate absolutely (and no new Claim may be made in respect of the same facts) if proceedings in respect of it shall not have been commenced by being both issued and served on the relevant parties within the period of nine (9) months from the date on which the Investor gives notice of such Claim to the Warrantor in accordance with clause 8.8.

8.7
The Warrantor shall not be liable in respect of any Claim based upon a liability which is contingent unless and until such contingent liability becomes an actual liability; provided that this clause 8.7 shall not operate to avoid a Claim made in respect of a contingent liability within the applicable time limit specified in clause 8.6 if it becomes an actual liability on or before the relevant date specified in clause 8.6.

8.8
Any notice of a Claim shall specify in reasonable detail (to the extent then available to the Investor) the nature of the potential liability and, so far as is practicable, the Investor’s best estimate of the amount likely to be claimed in respect of it (based on the information then available to the Investor), provided that any failure so to specify such detail or estimate shall not preclude the Investor from bringing a Claim.

8.9	No liability of the Warrantor in respect of any Claim shall arise:

8.9.1
to the extent that such breach occurs by reason of any matter which would not have arisen but for the coming into force of any legislation not in force at the Completion Date or any change in the interpretation of existing legislation on the basis of case law or by reason of any change to Taxation rates or practice occurring after the Completion Date;

8.9.2
to the extent that such breach or Claim arises as a result of any change in the (Tax) accounting bases or policies in accordance with which the Company values its assets or calculates its liabilities or any other change in (Tax) accounting practice from the treatment or application of the same, in each case to the extent such change is required by applicable law or regulation (save to the extent that such changes are required to correct errors or because relevant generally accepted accounting principles have not been complied with); or

8.9.3	the breach or Claim or the events giving rise to the breach or Claim were carried out at the written request of the Investor.

8.10
The Warrantor shall not be liable for any Claim to the extent that the alleged breach which is the subject of such Claim is capable of remedy and is remedied to the reasonable satisfaction of the Investor by the Company or the Warrantor within forty-five (45) days of the date on which the notice in clause 8.8 is received by the Warrantor without cost or loss to the Investor.

8.11	Nothing in this Agreement shall limit or reduce the Investor’s duty under English law to mitigate any loss or liability which arises in connection with any Claim.

8.12
The Warrantor shall not be liable for any Claim in respect of indirect or consequential losses; provided, that, a diminution in the value of the Shares held by the Investor arising (i) directly from any Claim and/or (ii) from a loss which may fairly and reasonably be supposed to have been in the contemplation of the Warrantor and the Investor (at the time this Agreement was entered into) as a probable result of the relevant breach shall each not be deemed to be an indirect or consequential loss.

8.13
The Warrantor shall have no liability in respect of any Claim if and to the extent that (a) allowance, provision or reserve was fairly disclosed or expressly made in the Accounts (including by way of a note or a statement in any report forming part of the Accounts) in respect of the matter giving rise to the Claim or (b) the loss giving rise to the Claim is recovered by the Investor (or a Group Company) under any policy of insurance.

8.14	The Investor shall not be entitled to recover more than once in respect of any Claim or loss.

8.15
Until the date that is sixty (60) days following the Completion Date, the Investor shall use commercially reasonable endeavours to facilitate the Warrantor obtaining, as soon as reasonably practicable, a “sell-side” warranty insurance policy in relation to the Warranties on customary terms for transactions of this type (the “Policy”); provided, however, and notwithstanding anything to the contrary in this Agreement, the Investor shall not: (a) be required to make available to any person the Investor Due Diligence Reports or any other information, documents or materials in the Investor’s control or possession; or (b) incur any liability hereunder, regardless of whether the Policy is issued, for any reason or no reason, so long as the Investor complies with the first sentence of this clause 8.15. Except as otherwise provided in this clause 8.15, the Investor and the Company shall provide such co-operation as is reasonably requested by the Warrantor in connection with obtaining the Policy. The Warrantor shall be responsible for paying the premium for the Policy but shall not be responsible for paying any costs or fees incurred by the Investor in connection with obtaining the Policy. Notwithstanding anything to the contrary in this Agreement or in the Policy (if issued), as applicable, (i) if the Policy is issued, the Warrantor shall continue to be liable for any Claim that is not timely covered by the Policy, for any reason or no reason, subject only to the terms and conditions of this Agreement, in each such case to the same extent as it would be liable if this clause 8.15 was not contained in this Agreement and the Policy was issued, and (ii) if the Policy is not issued, for any reason or no reason, this clause 8.15 shall be disregarded for all purposes hereunder and the remaining provisions of this clause 8 shall remain in full force and effect in accordance with their respective terms.

9.	VAT FISCAL UNITY

The Warrantor and the Investor agree that, as soon as reasonably practicable after Completion, the VAT Fiscal Unity will be terminated in respect of Au10tix B.V. The Warrantor, in consultation with the Investor, shall take, and procure that each relevant Group Company takes, all measures and actions necessary to effectuate the termination of the VAT Fiscal Unity in respect of Au10tix B.V.

10.	CONFIDENTIALITY; SUBSIDIARY COVENANTS

10.1
Subject to clause 10.2, each of the parties agrees to keep secret and confidential and not to use disclose or divulge to any third party or to enable or cause any person to become aware of (except for the purposes of the Company’s business) any Confidential Information.

10.2	The Investor shall be at liberty from time to time to make such disclosure:

10.2.1	to its investment manager, management company, partners, trustees, shareholders, unitholders and other participants in the Investor;

10.2.2
as shall be required by applicable law or by any regulatory authority to which the Investor is subject or by the rules of any stock exchange or market upon which the Investor’s securities are listed or traded;

10.2.3	to the Company’s auditors and/or any other professional advisers of the Company;

10.2.4	to the Investor’s professional advisers and to the professional advisers of any person to whom the Investor is entitled to disclose information pursuant to this clause 10.2; and/or

10.2.5
to any person who is considering making an investment in the Company or purchasing Shares for the purposes of evaluating any such investment or purchase, provided that such prospective purchaser is not a competitor of any Group Company, in each case in relation to the business affairs and financial position of the Company as it may in its reasonable discretion think fit, provided that the recipient is subject to an obligation to keep the disclosure confidential on the same basis as is required by the Investor.

10.3	The Company and the Warrantor shall be at liberty from time to time to make such disclosure:

10.3.1	to any member of the Group;

10.3.2	to any shareholder of the Company;

10.3.3
as shall be required by applicable law or by any regulatory authority to which the Company or the Warrantor is subject or by the rules of any stock exchange or market upon which the securities of the Warrantor are listed or traded, it being expressly acknowledged that the Warrantor is quoted on the OTC Market in the United States and is subject to periodic reporting requirements and regulatory oversight; provided, however, the disclosing party shall give the Investor, if such disclosure relates specifically to the Investor, the right to review such disclosure prior to making such disclosure, to the extent commercially practicable and to the extent permitted by law;

10.3.4	to the Company’s auditors and/or any other professional advisers of the Company;

10.3.5	to the party’s professional advisers and to the professional advisers of any person to whom the party is entitled to disclose information pursuant to this clause 10.3; and/or

10.3.6	to any person who is considering making an investment in the Company or purchasing Shares for the purposes of evaluating any such investment or purchase.

in each case in relation to the business affairs and financial position of the Company as it may in its reasonable discretion think fit, provided that the recipient is subject to an obligation to keep the disclosure confidential on the same basis as is required by the party.

10.4
For the purposes of this clause 10, “Confidential Information” means any information or know-how of a secret or confidential nature relating to the Company or the Investor, including (without limitation):

10.4.1	any information regarding this Agreement and the investment by the Investor in the Company pursuant to this Agreement;

10.4.2	any financial information or trading information relating to the Company or the Investor which a party may receive or obtain as a result of entering into this Agreement;

10.4.3	in the case of the Company, information concerning:

(a)	its finances and financial data, business transactions, dealings and affairs and prospective business transactions;

(b)	any operational model, its business plans and sales and marketing information, plans and strategies;

(c)	its customers, including, without limitation, customer lists, customer identities and contact details and customer requirements;

(d)
any existing and planned product lines, services, price lists and pricing structures (including, without limitation, discounts, special prices or special contract terms offered to or agreed with customers);

(e)	its technology or methodology associated with concepts, products and services including research activities and the techniques and processes used for development of concepts, products and services;

(f)	its computer systems, source codes and software, including, without limitation, software and technical information necessary for the development, maintenance or operation of websites;

(g)	its current and prospective Intellectual Property;

(h)
its directors, officers, employees and shareholders (including, without limitation, salaries, bonuses, commissions and the terms on which such individuals are employed or engaged and decisions or contents of board meetings);

(i)
its suppliers, licensors, licensees, agents, distributors or contractors including the identity of such parties and the terms on which they do business, or participate in any form of commercial co-operation with the Company;

(j)
information concerning or provided to third parties, in respect of which the Company owes a duty of confidence (in particular but without limitation, the content of discussions or communications with any prospective customers or prospective business partner); and

(k)	any other information which it may reasonably be expected would be regarded by a company in a similar business as confidential or commercially sensitive;

but shall not include any information which:

(i)
is, or which becomes (other than through a breach of this Agreement), available in the public domain or otherwise available to the public generally without requiring a significant expenditure of labour, skill or money;

(ii)	is, at the time of disclosure, already known to the receiving party without restriction on disclosure;

(iii)	is, or subsequently comes, into the possession of the receiving party without violation of any obligation of confidentiality;

(iv)	is independently developed by the receiving party without use or reference to Confidential Information disclosed under this Agreement and without breach of this Agreement;

(v)	is explicitly approved for release by the written consent of an authorised representative of the Company or the Investor to which the information relates, as applicable; or

(vi)
a party is required to disclose by applicable law, by any securities exchange or market on which such party’s securities are listed or traded, by any regulatory or governmental or other authority with relevant powers to which such party is subject or submits, whether or not the requirement has the force of law, or by any court order.

10.5
The Company shall exercise actions and rights available to it under applicable law in order to procure that the Israeli Subsidiaries ensure that appropriate physical, technical, organizational and administrative security measures and policies are put in place to protect all Personal Information of any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties that is collected by it or on its behalf from and against unauthorized access, use and/or disclosure, all in accordance with applicable laws in the relevant jurisdictions, no later than the six (6)-month anniversary of the Completion Date.

10.6
The Company shall exercise actions and rights available to it under applicable law to (a) cause the Israeli Subsidiaries to be compliant with all applicable Privacy Laws, including without limitation registration of databases as required under applicable law, and (b) ensure that, to the extent required under applicable laws in the relevant jurisdictions, all databases with respect to information it retains regarding customers of the Israeli Subsidiaries are properly registered in accordance with applicable laws and regulations in the relevant jurisdictions, no later than the six (6)-month anniversary of the Completion Date.

11.	ANNOUNCEMENTS

11.1
Except in accordance with clause 11.2, the parties shall not make any public announcement or issue a press release or respond to any enquiry from the press or other media concerning or relating to this Agreement or its subject matter (including but not limited to the Investor’s investment in the Company) or any ancillary matter.

11.2	Notwithstanding clause 11.1:

11.2.1
the Investor and the Company shall mutually agree upon the form and substance of any press release confirming (among items that may be agreed upon) the fact that Investor has made an investment in the Company and/or that it is a shareholder in the Company;

11.2.2
any party may make or permit to be made an announcement concerning or relating to this Agreement or its subject matter or any ancillary matter with the prior written approval of the Investor and the Company; and

11.2.3	any party may make or permit to be made an announcement concerning or relating to this Agreement or its subject matter or any ancillary matter if and to the extent required by:

(a)	applicable law;

(b)
the rules, regulations or any order of any securities exchange or market on which either party’s securities are listed or traded, it being expressly acknowledged that the Warrantor is quoted on the OTC Market in the United States and is subject to periodic reporting requirements and regulatory oversight; provided, however, the disclosing party shall give the Investor, if such disclosure relates specifically to the Investor, the right to review such disclosure prior to making such disclosure, to the extent commercially practicable and to the extent permitted by law;

(c)	any court order;

(d)	any Tax Authority in connection with the Tax affairs of either party (or as otherwise required to be disclosed by any Tax law); or

(e)	any regulatory or governmental or other authority with relevant powers to which either party is subject or submits, whether or not the requirement has the force of law.

12.	COSTS AND EXPENSES; PAYMENTS

12.1
Each party shall pay the costs and expenses incurred by it in connection with entering into and completing this Agreement and the other Transaction Documents, save that the costs and expenses of the Notary shall be split equally between the Warrantor and the Investor.

12.2
All sums payable by the Company or the Warrantor to the Investor pursuant to this Agreement shall be paid free and clear of any deductions or withholdings whatsoever save only as may be required by applicable law. Where any deduction or withholding is required by applicable law, the Company or the Warrantor, as the case may be, shall be obliged to pay to the Investor such greater sum as will, after making such deduction or withholding, leave the Investor with the same amount as it would have been entitled to receive in the absence of such deduction or withholding.

13.	CUMULATIVE REMEDIES

The rights, powers, privileges and remedies conferred upon the parties to this Agreement are cumulative and are not exclusive of any other rights, powers, privileges or remedies provided by applicable law.

14.	WAIVER

The express or implied waiver by any party to this Agreement of any of its rights or remedies arising under this Agreement or by applicable law shall not constitute a continuing waiver of the right or remedy waived or a waiver of any other right or remedy.

15.	ENTIRE AGREEMENT

15.1
The Transaction Documents constitute the entire agreement among the parties relating to the subject matter of this Agreement and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, among the parties in relation to the subject matter of this Agreement. Except as required by applicable law, no terms shall be implied (whether by custom, usage or otherwise) in the Transaction Documents.

15.2
Each of the parties acknowledges and agrees that it has not entered into this Agreement in reliance on any statement or representation of any person (whether a party to this Agreement or not) other than as expressly incorporated into this Agreement and/or the documents referred to or incorporated into this Agreement.

15.3
Each of the parties acknowledges and agrees that the only cause of action available to it under the terms of this Agreement shall be for breach of contract and equitable remedies for the breach of any covenant or agreement set forth in this Agreement.

15.4
Nothing contained in this Agreement, any other Transaction Document, or in any other document referred to or incorporated herein or therein shall exclude or limit, or shall be read or construed as excluding or limiting, any liability or remedy as a result of fraud or fraudulent misrepresentation.  Subject to applicable law, in the event of any ambiguity or conflict between this clause 15.4 and any other provision of this Agreement, any other Transaction Document, or any other document referred to or incorporated herein or therein, the terms of this clause 15.4 shall prevail and each of the parties shall procure such modification to such other provision as shall be necessary.

16.	VARIATION

No variation of this Agreement shall be effective unless it is in writing and signed by each of the parties (or their authorised representatives).

17.	NO PARTNERSHIP

Nothing in this Agreement is intended to or shall be construed as establishing or implying any partnership of any kind between the parties.

18.	ASSIGNMENT AND TRANSFER

18.1	Subject to clause 18.3, this Agreement is personal to the parties and no party shall:

18.1.1	assign any of its rights under this Agreement;

18.1.2	transfer any of its obligations under this Agreement;

18.1.3	sub-contract or delegate any of its obligations under this Agreement; or

18.1.4	charge or deal in any other manner with this Agreement or any of its rights or obligations.

18.2	Any purported assignment, transfer, sub-contracting, delegation, charging or dealing in contravention of clause 18.1 shall be ineffective.

18.3
The Investor may assign the whole or part of any of its rights under this Agreement to any of its Affiliates provided that if such assignee ceases to be an Affiliate of the Investor then all benefits relating to this Agreement which shall have been assigned to such assignee shall be deemed automatically to be re-assigned to the Investor immediately before such cessation.

19.	RIGHTS OF THIRD PARTIES

This Agreement does not confer any rights on any person or party (other than the parties to this Agreement) pursuant to the Contracts (Rights of Third Parties) Act 1999.

20.	COUNTERPARTS; NO ORIGINALS

This Agreement may be executed in any number of counterparts, each of which shall constitute an original, and all the counterparts shall together constitute one and the same Agreement. The exchange of a fully executed version of this Agreement (in counterparts or otherwise) by electronic transmission in PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement and no exchange of originals is necessary.

21.	NOTICES

21.1	Any notice or other communication to be given under or in connection with this Agreement (a “Notice”) shall be:

21.1.1	in writing (which includes email) in the English language;

21.1.2	signed by or on behalf of the party giving it; and

21.1.3	delivered by hand, pre-paid first class post (or by airmail if overseas), courier using an internationally recognised commercial courier company or by email to the party to which it is being given.

21.2	Each Notice to the Warrantor shall be sent to the following address, or such other person or address as the Warrantor may notify to the other parties from time to time:

ICTS INTERNATIONAL N.V.
Walaardt Sacrestraat 425‑5
1117 BM Schiphol
The Netherlands
Attn: Menachem Atzmon and Alon Raich
Mjatzmon@netvision.net.il and alon@ictsintl.com

With a copy to (which shall not constitute notice):

Dechert LLP
160 Queen Victoria Street
London EC4V 4QQ UK
Attn: Douglas L. Getter
douglas.getter@dechert.com

21.3	Each Notice to the Company shall be sent to the following address, or such other person or address as the Company may notify to the other parties from time to time:

ABC TECHNOLOGIES B.V.
Walaardt Sacrestraat 425‑5
1117 BM Schiphol
The Netherlands
Attn: Ron Atzmon
Ron.Atzmon@au10tix.com
With a copy to (which shall not constitute notice):

Dechert LLP
160 Queen Victoria Street
London EC4V 4QQ UK
Attn: Douglas L. Getter
douglas.getter@dechert.com

21.4	Each Notice to the Investor shall be sent to the following address, or such other person or address as the Investor may notify to the other parties from time to time:

TPG LUX 2018 SC I, S.A.R.L.
c/o TPG Global, LLC
345 California Street, Suite 3300
San Francisco, California 94104
United States of America
Attn: Adam Fliss
Email: afliss@tpg.com

With a copy to (which shall not constitute notice):

Weil Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California, USA 94065-1134
Attn: Matt Stewart; Jonathan Wood
Email: matt.stewart@weil.com; jonathan.wood@weil.com

21.5	In the absence of evidence of earlier receipt, any Notice served in accordance with clause 21.1 shall be deemed given:

(a)	in the case of personal delivery by hand, at the time of delivery;

(b)	in the case of delivery by a commercial courier, on the date and at the time of signature of the courier’s delivery receipt;

(c)	in the case of first class post (other than airmail) or recorded delivery, at 10:00 am on the second (2nd) Business Day after posting;

(d)	in the case of airmail, at 10:00 am on the fifth (5th) Business Day after posting; and

(e)	in the case of email, on the Business Day on which it was sent (or if not sent on a Business Day at the open of business on the next Business Day).

21.6	For the purposes of this clause 21:

(a)	all times are to be read as local time in the place of deemed receipt; and

(b)
if deemed receipt under this clause is not within business hours (meaning 9.00 am to 5.30 pm on Monday to Friday in the place of receipt on a day that is a Business Day), the Notice is deemed to have been received at the open of business on the next Business Day.

21.7	To prove delivery, it is sufficient to prove that, if sent by pre-paid first class post, the envelope containing the Notice or other communication was properly addressed and posted.

22.	SEVERANCE

22.1
If any provision of this Agreement is held to be invalid or unenforceable by any judicial or other competent authority, all other provisions of this Agreement will remain in full force and effect and will not in any way be impaired.

22.2
If any provision of this Agreement is held to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable.

23.	GOVERNING LAW

This Agreement (and any dispute or claim relating to it or its subject matter (including non-contractual claims)) is governed by and is to be construed in accordance with English law.

24.	JURISDICTION

The parties irrevocably agree that the English courts shall have exclusive jurisdiction to settle any claim, dispute or issue which may arise out of or in connection with this Agreement and, for these purposes, each party irrevocably submits to the exclusive jurisdiction of the courts of England. Each party waives (and agrees not to raise) any objection, whether on the ground of inconvenient forum or venue or on any other ground, which it might have to the bringing of proceedings in such courts.

This Agreement has been agreed on the date first stated above.

THE INVESTOR:

TPG LUX 2018 SC I, S.A.R.L.

By:	/s/ Alexandra Cabete Matias
Name: Alexandra Cabete Matias
Title: Manager

THE COMPANY:

ABC TECHNOLOGIES B.V.

By:	/s/ Ran Langer
Name: ICTS International N.V.
Title: Director
Name: R. Langer
Title: Director

THE WARRANTOR:

ICTS INTERNATIONAL N.V.

By:	/s/ Ran Langer
Name: R. Langer
Title: Director